August 14, 2023

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Wojciechowski

Karl Hiller

Timothy S. Levenberg

Irene Barberena-Meissner

Re:	EG Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 5, 2023
File No. 001-40444

Dear Mr. Wojciechowski, Mr. Hiller, Mr. Levenberg, and Ms. Barberena-Meissner,

On behalf of our client, EG Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 5, 2023 on the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of the revised Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to 17 C.F.R §200.83 and the Freedom of Information Act. The Confidential Information is marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed May 5, 2023

Letter to EG Acquisition Corp. Stockholders / Cover Page, page 0

1.

Due to the level of redemptions by public stockholders and founder share conversions disclosed in the Form 8-K that EG Acquisition filed on May 25, 2023, the Sponsor now appears to control a majority of the outstanding Class A common stock. Please revise your proxy statement to reflect the impact of this control on the approval of the various proposals, including the Transaction Proposal.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on the cover page and pages 13, 22, 23, 24, 48, 50, 87, 103, and 140 in response to the Staff’s comment.

2.

We note that following the business combination, PubCo will have two classes of common stock. Please revise the cover page to disclose this dual class structure and briefly describe the material features of each class.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

3.

We note your disclosure that following the Closing, regardless of the percentage of redemptions, the Existing Equityholders will hold a majority of the PubCo Class B Common Stock and as a result, will control a majority of the voting power of PubCo. We further note you disclose that, as a result of the Existing Equityholders’ holdings after Closing, you will qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE. Please disclose that you will be a controlled company following the Closing on your cover page. Also disclose that upon the completion of the Business Combination, Thomas James Segrave, Jr., who will serve as PubCo’s CEO, will control PubCo through his holdings of a percentage of outstanding PubCo Class A Common Stock and PubCo Class B Common Stock constituting approximately 54.2%, assuming no shares of EGA Class A Common Stock are redeemed and 78.4%, assuming the maximum shares of EGA Class A Common Stock are redeemed.

The registrant respectfully acknowledges the Staff’s comment and has revised the cover page to disclose that PubCo will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and upon the completion of the Business Combination, Thomas James Segrave, Jr., who will serve as PubCo’s CEO, will control PubCo through his holdings of a percentage of outstanding PubCo Class B Common Stock constituting approximately 75.3% to 75.8%, assuming no shares of EGA Class A Common Stock are redeemed and 77.7% to 78.1%, assuming the maximum shares of EGA Class A Common Stock are redeemed.

Questions and Answers About the Business Combination

What voting interests will EGA’s current stockholders, Sponsor, Bridge Note Lenders, and the Existing Equityholders hold in PubCo, page 14

4.	Please revise your disclosures here and elsewhere to include a third scenario reflecting an interim redemption level.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 9, 16-20, 36-44, 56-57, 61-64, 145-147 to include a third scenario reflecting an interim redemption level of 25%.

5.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 19 to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios. In addition, the registrant has revised the disclosure on page 20 to show underwriting fees on a percentage basis for shares at each redemption level.

Summary of the Proxy Statement

Interests of Certain Persons in the Business Combination, page 46

6.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 53, 88, 97, 168 and 266 in response to the Staff’s comment.

Risk Factors

Significant increases in fuel costs could have a material adverse effect on our business, financial condition and results of operations, page 68

7.

We note you disclose that the majority of your contractual service obligations allow you to make rate adjustments to account for changes in fuel prices. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures in the other cases. We also note you disclose on page 227 that your cost of revenue increased by 60% for the year ended December 31, 2022 compared to the year ended December 31, 2021 in part due to cost of revenue associated with aircraft management and increased average fuel prices. Provide updated risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 in response to the Staff’s comment.

For the past two years, a significant portion of our total revenues has been derived from one customer., page 76

8.

You disclose that for the years ended December 31, 2022 and 2021, one customer has accounted for 39% and 23% of total revenue and such customer accounted for approximately $8.7 million of accounts receivable for the year ended December 31, 2022, which represented approximately 91% of your total accounts receivable at that time. Please describe the material terms of any agreement(s) or arrangement(s) that LGM or its subsidiaries has entered into with this customer.

The registrant respectfully acknowledges the Staff’s comment and advises the Staff that the agreement with the customer in question was terminated on June 30, 2023. The registrant has revised the disclosure on page 81 in light of such termination. In addition, the on July 5, 2023, the customer in question commenced a breach of contract lawsuit against Exclusive Jets, LLC by filing a complaint in the United States District Court for the Southern District of New York. The registrant has revised the disclosure on page 237 to include a summary of the lawsuit, pursuant to Item 103 of Regulation S-K.

If the Business Combination is not completed, potential target businesses may have leverage over EGA in negotiating, page 84

9.

Update your disclosure here and elsewhere to reflect the amendment to your Amended and Restated Certificate of Incorporation to extend the date by which you must consummate your initial business combination, up to 5 times, initially from May 28, 2023 to August 28, 2023, and thereafter for additional one month periods commencing on August 28, 2023 through and until December 28, 2023 (or such earlier date after May 28, 2023 as determined by the Company’s board of directors). Also describe any extension payment(s) agreed to by the sponsor.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 90, 96 and elsewhere to reflect the amendment to its Amended and Restated Certificate of Incorporation to extend the date by which it must consummate its initial business combination, up to five times, initially from May 28, 2023 to August 28, 2023, and thereafter for additional one month periods commencing on August 28, 2023 through and until December 28, 2023 (or such earlier date after May 28, 2023 as determined by the Company’s board of directors). In addition, the registrant has updated the disclosures on pages 156 and 216 to describe the extension payments agreed to by Sponsor.

The A&R PubCo Charter contains forum limitations for certain disputes between us and our stockholders that could limit the ability, page 97

10.

We note your disclosure here that your exclusive forum provisions do not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction, and that the A&R PubCo Charter also provides that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This disclosure is inconsistent with Section 14 of your A&R PubCo Charter attached as Annex B and your disclosures on pages 148 and 286, which state that unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act and the rules and regulations thereunder. Please revise your disclosure to reconcile this inconsistency.

The registrant respectfully acknowledges the Staff’s comment and has revised Section 14 of the A&R PubCo Charter on pages B-8 and the disclosures on pages 162, 163 and 311 to make federal district courts of the United States of America the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, consistent with the disclosure made on pages 104 and 105.

Background of the Business Combination, page 154

11.

Revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of the parties, including the material issues that were discussed, how parties’ positions differed, and how issues were resolved. For example, please further discuss how the parties determined the transaction structure of LMG. In addition, expand the discussion of the meetings and negotiations among “representatives” of the parties to name the individuals involved. For example, if the “employee of EnTrust Global” who suggested that EGA consider a potential business combination with LGM is a member of management or an affiliate of the sponsor or EGA, name the individual and discuss the affiliation(s).

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 169 through 176 in response to the Staff’s comment.

12.

We note you state generally that “[t]he Equity Purchase Agreement was principally negotiated between June 14, 2022 and October 16, 2022, and several drafts were exchanged between Willkie and Wyrick during such time,” and that “[t]opics negotiated included the closing conditions, the representations and warranties of EGA and LGM respectively, certain interim operating covenants of EGA and LGM respectively, and certain tax matters.” Please expand your disclosure to include a more detailed description of the negotiations surrounding the material terms of the Equity Purchase Agreement and related transactions.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 173 and 174 in response to the Staff’s comment.

13.	Where information was exchanged between the parties during negotiations, clarify whether such information included any forecasts by LMG or its advisors.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 171 in response to the Staff’s comment.

14.

It appears that negotiations regarding the Bridge Notes and the business combination had been ongoing and several special board meetings had taken place before a Transaction Committee of the Board was directed to separately meet to review the proposed business combination and various other related matters and make recommendations to the Board with respect thereto. Revise to clarify when potential interests in the transactions by certain of its officers and directors were first disclosed to all independent members of the board, and when the Transaction Committee, which is first mentioned on page 159, was formed.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 175 and 176 in response to the Staff’s comment.

15.

You disclose that EGA reviewed over 100 target candidates in different industries and had substantive discussions with over 20 potential targets, which included signing non- disclosure agreements, conducting preliminary due diligence, and/or meetings with senior executives and other senior members of management of, or investors in, those potential targets. However, your disclosure in this section appears to focus almost exclusively on the business combination with LGM. Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not further consider any alternative proposal and explain why EGA deems the business combination with LGM to be superior to available alternatives.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 170 in response to the Staff’s comment.

16.

You disclose that on April 26, 2022, the parties agreed to and executed the non- binding letter of intent, which provided, among other things, that the potential business combination with LGM would be based on a total enterprise value of LGM of $600 million. Please expand your disclosure to discuss how this valuation was determined.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 172 in response to the Staff’s comment.

17.

You disclose on page 246 that you agreed not to enter into a definitive agreement regarding the Business Combination without the prior consent of your sponsor. Please expand your disclosure in this section to discuss whether the sponsor’s prior consent right impacted your search for an acquisition target.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 269 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of LGM

Overview of Our Business, page 220

18.

We note that you describe the company as having a diversified and evolving business model that generates charter revenue through wholesale and retail ad hoc flights and a jet club membership program, guaranteed revenue program, fractional program, partnership program and other services.

However, on page F-39, you indicate that revenue is derived mainly from the jet club, guaranteed revenue, and fractional programs along with maintenance, repair and overhaul services, and in your revenue details on page F-58 you associate 98% or more of total revenues for all periods with the category of flights.

We also note that you provide essentially the same discussion and analysis of the 54% and 72% increases in revenue for 2022 and 2021 on pages 226-229, in which you attribute the increases to growth in the aircraft fleet and higher airfare rates, without any discussion of revenues associated with the various programs or the extent to which revenues increased due to increases in flights or flight hours and to increases in prices.

Please revise your disclosures in MD&A as necessary to clarify the relative significance of the various revenue programs and services and the extent to which changes in revenues are attributable to changes in participation, flight hours, services and prices to comply with Item 303(a) and (b)(2)(iii) of Regulation S-K.

Please also expand or revise your revenue disaggregation disclosures to more clearly associate the revenue categories with the various revenue generating activities and programs described in MD&A to comply with FASB ASC 606-10-55-89, 90 and 91, and to clarify the extent to which revenues that are presently characterized as flights are derived from participants in your various programs.

The registrant respectfully acknowledges the Staff’s comment, and has revised the disclosures on pages 238 through 249 to provide clarification on the relative significance of the various revenue programs and services and the sources of changes in revenues. In light of such revised disclosures, the registrant believes the revenue disaggregation disclosures comply with FASB ASC 606-10-55-89, 90 and 91.

19.

We note your disclosure of the fractional ownership revenue program, under which customers agree to purchase an ownership interest in an aircraft for a contractual term of up to five years, and thereby gain access to your entire fleet, although also indicating the arrangement involves two stages, the first of which appears to convey access to the fleet before any change in ownership occurs.

Please expand your accounting policy disclosures as necessary to clarify your rationale for presenting sales of fractional ownership interests as revenue, to explain how the benefits associated with the fractional ownership interests change at the end of the contractual term, and to describe the terms of any arrangements to repurchase the fractional ownership interests.

Please also describe the timeline between enrollment and participation in the program and conveyance of the ownership interests, and the circumstances under which the arrangement would be established and maintained in the absence of having a designated aircraft, as you have indicated occurs.

Tell us the total number of participants in the program at the end of each period and the number of such participants who had not yet acquired the ownership interests, along with the reasons and your expectations for completing the sales. Tell us the specific accounting guidance that you have relied upon in formulating your accounting policy.

The registrant respectfully acknowledges the Staff’s comment, and has expanded the accounting policy disclosures on pages F-95 and F-96 to clarify the rational for presenting sales of fractional ownership interests as revenue, explain how the benefits associated with the fractional ownership interests change at the end of the contractual term and describe the terms of arrangements to repurchase the fractional ownership interests.

Further, the disclosures on page 239, have been revised to describe the timeline between enrollment in the program and conveyance of the ownership interests, as well as to describe the alternative arrangement allowing for purchase of one of LGM’s pre-owned fractional aircraft in the absence of a designated aircraft.

Rule 83 Confidential Treatment Request by EG Acquisition Corp. Request #1

As of the quarter ended March 31, 2023, there were a total of [***] participants in the fractional ownership revenue program, [***] of which had not yet acquired ownership interests. As of March 31, 2023 [***].

*** Portions of the information requested by the Staff in Comment 19 are confidential. Accordingly, the confidential information has been redacted pursuant to Rule 83, and the Company’s complete response is provided supplementally to the staff via secure electronic file transfer.

In formulating its accounting policy, LGM relied on ASC 606-10-55-22 through ASC 606-10-55-29, and more specifically, on paragraphs 23 and 25 therein.

20

Please expand your discussion and analysis of cost of revenues on pages 227 and 229 as necessary to clarify the extent to which the 60% and 86% increases for 2022 and 2021 were attributable to increases in the number of flight legs, costs of aircraft operation or management, and fuel prices to comply with Item 303(a) and (b)(2)(ii) of Regulation S-K.

This guidance requires that you provide descriptions and amounts of matters that have had a material impact on reported operations, matters that are reasonably likely to have a material impact on future operations, and that you address any material change in the relationship between costs and revenues.

Please include the number of flight legs and changes therein along with this disclosure and incrementally in your tabulation of key operating metrics on page 224.

The registrant respectfully acknowledges the Staff’s comment, has expanded the disclosure on the cost of revenues on pages 245 and 249, in compliance with Item 303(a) and (b)(2)(ii) of Regulation S-K, by clarifying the sources underlying the increases in costs of revenue. Further, the tabulation of key operating metrics on pages 242 and 245 has been revised to include “total flight hours.” The registrant respectfully notes for the Staff that total flight hours have been disclosed in lieu of flight legs as it believes total flight hours are a more useful metric to measure the usage of LGM’s programs and revenue growth.

Key Operating Metrics, page 223

21.

We note that you disclose total member counts, hours per aircraft, and customers per aircraft and indicate that you have considered all customers with active accounts, and using either an average or end-of-period count of the number of aircraft on your operating certificates in compiling these measures.

Please expand your disclosures to clarify your definition of active accounts and if your total member counts include members from whom no revenues were derived for any period in which the customer has been included in the total count for the period, also disclose the number of customers that contributed to revenues.

Please also disclose the total number of flight hours that are associated with revenues for each period and the number of aircraft on you operating certificates that are reflected in your measure and the number of such aircraft that were utilized in generating any portion of the revenues for each period if these are not the same.

The registrant respectfully acknowledges Staff’s comment and has expanded and revised the disclosures on pages 241 and 243 in response to the Staff’s comment. In particular, the registrant has expanded the disclosure on Key Operating Metrics on page 241 and 243 to include a more detailed definition of active accounts and has revised the tabulation of Key Operating Metrics on pages 241 and 243 to include the number of aircraft on certificate as well as the total flight hours for each period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of LGM

Liquidity and Capital Resources, page 230

22.

You disclose that you believe that your existing cash on hand, cash generated from operations and available borrowings under your term loan will be sufficient for at least the next 12 months to meet working capital requirements and anticipated capital expenditures. Please expand your disclosure to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.

The registrant respectfully acknowledges the Staff’s comment, and has expanded the disclosure on Liquidity and Capital Resources on pages 250 through 251 to include all material cash requirements, including commitments for capital expenditures, as of March 31, 2023.

Conflicts of Interest, page 242

23.

At page 245, you disclose that your charter waived the corporate opportunities doctrine. Please expand your discussion of this conflict of interest to address whether it impacted your search for an acquisition target. If so, please also discuss it in the Background of the Business Combination section.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 54, 88, 96, 168, and 266 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 257

24.	Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A.

The registrant respectfully acknowledges the Staff’s comment has revised the beneficial ownership table on pages 279 through 282 in response to the Staff’s comment.

Description of EGA Securities Registration and Stockholder Rights, page 278

25.

We note your disclosure here that the holders of the Founder Shares, Private Placement Warrants and EGA Warrants that may be issued upon conversion of working capital loans (and any shares of EGA Class A Common Stock issuable upon the exercise of the Private Placement Warrants and EGA Warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration and stockholder rights agreement dated May 25, 2021, between EGA and certain security holders, requiring you to register such securities for resale (in the case of the Founder Shares, only after conversion to your EGA Class A Common Stock). Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights and discuss related risks in the Risk Factors section.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 8, 33, 112, 115, 165, 166 and 303 in response to the Staff’s comment.

Financial Statements, page F-1

26.	Please update the Schedule 14A to include financial statements of EGA and LGM covering the quarter ended March 31, 2023 to comply with Rule 8-08 of Regulation S-X.

Please also update the pro forma financial information on pages 105-122 to also encompass the recently completed interim period.

The registrant respectfully acknowledges the Staff’s comment and has updated Schedule 14A to include the financial statements for EGA and LGM covering the quarter ended March 31, 2023. Further, the pro forma financial information on pages 113 through 136 has been updated to include the recently completed interim period ending on March 31, 2023.

27.

Please revise the financial statements on pages F-29, F-31 and F-32 as necessary to clarify whether the numerical data is presented in thousands of dollars, as appears to be the basis of presentation utilized on pages F-28 and F-30. Please similarly clarify all numerical details in the narratives and tabulations on pages F-33 through F-61.

The registrant respectfully acknowledges the Staff’s comment and has revised the financial statements on pages F-88, F-90 and F-91 to clarify that the numerical data is presented in thousands of dollars. Similar revisions have also been made on pages F-92 and F-116.

General

28.

We note your disclosure on page 17 and in your Definitive Proxy Statement on Form 14A you filed on April 21, 2023 that your sponsor is affiliated with EnTrust Global Partners LLC (“EnTrust Global”) and EnTrust Global Management GP LLC, has sole voting and dispositive power over the Founder Shares owned by your sponsor. You further disclose that Gregg Hymowitz is the Chairman, Chief Executive Officer, Founder and Managing Partner of EnTrust Global and is a U.S. citizen. Please revise to clarify whether your sponsor, including EnTrust Global Management GP LLC, is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. We note some of this risk factor disclosure is included on page 17.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 21 in response to the Staff’s comment.

29.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 14, 27, 107, 218, and 291 in response to the Staff’s comment.

30.

We note that BTIG was the underwriter for the initial public offering of EGA and it is advising on the business combination transaction with LGM. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from BTIG or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for EGA’s initial public offering.

The Registrant respectfully advises the Staff that it has received no such notice from its BTIG or any other firm engaged in connection with the Registrant’s initial public offering. The Registrant further undertakes that if it receives or such a notice, it will make appropriate disclosure in the proxy statement/prospectus, including the impact on the transaction and deferred underwriting or other compensation owed to advisors.

*    *    *

Thank you for your assistance in this matter. Please do not hesitate to contact Sean Ewen at Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP

cc: Gregg S. Hymowitz